UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

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                                                       SEC FILE NUMBER
                             FORM 12B-25
                                                          000-25663
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                                                        CUSIP NUMBER

                     NOTIFICATION OF LATE FILING
                                                         904027109
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(Check One):     [ ]  Form 10-K [ ] Form 20-F [ ] Form 11-K |X| Form 10-Q
                 [ ]  Form N-SAR Form N-CSR

                 For Period Ended:  June 30, 2005

                 [ ]  Transition Report on Form 10-K
                 [ ]  Transition Report on Form 20-F
                 [ ]  Transition Report on Form 11-K
                 [ ]  Transition Report on Form 10-Q
                 [ ]  Transition Report on Form N-SAR
                 For the Transition Period Ended: ___________________

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________


PART I - REGISTRANT INFORMATION

UltraStrip Systems, Inc.
________________________________________________________________________________
Full Name of Registrant



________________________________________________________________________________
Former Name if Applicable


3515 S.E. Lionel Terrace
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)


Stuart, Florida  34997
________________________________________________________________________________
City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |  (a)  The reason described in reasonable detail in Part III of | this
       |       form could not be eliminated without unreasonable | effort or
       |       expense;
       |  (b)  The subject annual report, semi-annual report, transition report
       |       on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof,
 [X]   |       will be filed on or before the fifteenth calendar day following
       |       the prescribed due date; or the subject quarterly report or
       |       transition report on Form 10-Q, or subject distribution report on
       |       Form 10-D, or portion thereof will be filed on or before the
       |       fifth |X| calendar day following the prescribed due date; and
       |
       |  (c)  The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.


PART III -- NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

   The report on Form 10-QSB for the quarter ended June 30, 2005 could not be filed within the prescribed time period because the outside accounting service was late in delivering financial statements to our independent registered public accounting firm.

PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

          Stephen R. Johnson             (772)                 287-4846
               (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                             [X]  Yes    [ ]  No
If answer is no, identify report(s).
________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                [X]  Yes    [ ]  No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Based upon the financial information prepared by management prior to review by the independent registered public accounting firm, revenue for the quarter ended June 30, 2005 was $5,853, as compared to $93,144 for the quarter ended June 30, 2004. UltraStrip Systems, Inc. had a net loss of $1,340,845 for the quarter ended June 30, 2005 as compared to a net loss of $703,787 for the quarter ended June 30, 2004. The reason for the change in operating results is primarily attributable to increased marketing and other expenses associated with entry into the water filtration business and the absence of ship stripping revenue in 2005.
================================================================================

                            UltraStrip Systems, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   August 16, 2005                           By: /s/ James C. Rushing, III
                                                      --------------------------
                                                      James C. Rushing, III
                                                      Chief Financial Officer


-----------------------------------ATTENTION------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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